KPMG LLP
500 East Middlefield Road	Telephone 650 404 5000
Mountain View, CA 94043	Fax 650 960 0566

June 25, 2004

Securities & Exchange Commission
Washington DC 20549

Ladies and Gentlemen:

We were previously principle auditors for Pacific Magtron International Corp. and subsidiaries (Pacific Magtron) and, under date of March 12, 2004, we reported on the consolidated financial statements of Pacific Magtron as of and for the years ended December 31, 2003 and 2002. On June 18, 2004, we resigned. We have read Pacific Magtron’s statements included under Item 4 of its Form 8-K dated June 25, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with the Pacific Magtron’s statement that it “has started the process in seeking an independent auditor replacing KPMG.”

Very truly yours,

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.